UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Coffee Holding Co., Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

192176105
(CUSIP Number)

Steven M. Skolnick Lowenstein Sandler LLP One Lowenstein Drive Roseland, NJ 07068 (973) 597-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192176105	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Andrew Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	394,083*
	8	SHARED VOTING POWER	0*
	9	SOLE DISPOSITIVE POWER	394,083*
	10	SHARED DISPOSITIVE POWER	0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,083*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14	TYPE OF REPORTING PERSON IN

*As of February 18, 2020, Andrew Gordon (the “Reporting Person”) holds a total of 394,083 shares of common stock, par value $0.001 per share (“Common Stock”), of Coffee Holding Co., Inc., a Nevada corporation (the “Issuer”), or 6.9% of the shares of Common Stock deemed issued and outstanding as of February 18, 2020. The shares of Common Stock reported herein includes (i) 4,000 shares of Common Stock held directly by the Reporting Person, (ii) 273,750 shares of Common Stock held by the Reporting Person through A. Gordon Family Ventures LLC and (iii) 116,333 shares of Common Stock issuable upon exercise of an option (the “Option”). The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock. On April 18, 2019, the Reporting Person was granted the Option with respect to 349,000 shares of Common Stock, of which 116,333 shares of Common Stock are exercisable within 60 days of February 18, 2020.

The beneficial ownership percentage is based on 5,569,349 shares of Common Stock issued and outstanding as of January 20, 2020 as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 29, 2020.

CUSIP No. 192176105	SCHEDULE 13D	Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER

The securities to which this Schedule 13D (the “Schedule 13D”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Coffee Holding Co., Inc. (the “Issuer”), whose principal executive offices are located at 3475 Victory Boulevard, Staten Island, NY 10314.

ITEM 2. IDENTITY AND BACKGROUND

(a) Name: Andrew Gordon

(b) Business Residence: 3475 Victory Boulevard, Staten Island, NY 10314

(c) Present Occupation: The Reporting Person is the President, Chief Executive Officer, Chief Financial Officer and Treasurer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 18, 2019, the Issuer granted to the Reporting Person, pursuant to the Issuer’s 2013 Equity Compensation Plan, a stock option (the “Option”) to purchase 349,000 shares of Common Stock at an exercise price of $5.43 per share, of which 116,333 shares of Common Stock are exercisable within 60 days of February 18, 2020. The Option vests one-third on each of the one year, two year and three year anniversaries of the date of grant and can be exercised at any time as to vested shares until the Option’s expiration date of April 18, 2029.

ITEM 4. PURPOSE OF TRANSACTION

As of February 18, 2020, the Reporting Person holds a total of 394,083 shares of Common Stock of the Issuer, or 6.9% of the shares of Common Stock deemed issued and outstanding as of February 18, 2020. The shares of Common Stock reported in this Schedule 13D include (i) 4,000 shares of Common Stock held directly by the Reporting Person, (ii) 273,750 shares of Common Stock held by the Reporting Person through the A Gordon Family Ventures LLC and (iii) 116,333 shares of Common Stock issuable upon exercise of the Option. The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock. The beneficial ownership percentage is based on 5,569,349 shares of Common Stock issued and outstanding as of January 20, 2020, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2020.

The Reporting Person has no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D.

CUSIP No. 192176105	SCHEDULE 13D	Page 4 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a-b) The Reporting Person may be deemed to beneficially own (with sole voting and dispositive power) 394,083 shares of Common Stock, which represents approximately 6.9% of the outstanding Common Stock of the Issuer as of February 18, 2020.

(c) The Reporting Person has not effected any transactions in the Company’s Common Stock during the 60 days prior to the date hereof, there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d) No person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported on this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3, 4 and 5 is incorporated by reference into this Item 6. The Option granted to the Reporting Person was granted pursuant to the terms of an Incentive Stock Option Agreement, a form of which is attached hereto as Exhibit 1. The terms of such agreement are incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and the Reporting Person.

ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS

The following exhibit is incorporated into this Schedule 13D.

Exhibit 1	Form of Incentive Stock Option Agreement to the Issuer’s 2013 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed June 29, 2019).

CUSIP No. 192176105	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2020	By:	/s/ Andrew Gordon
Andrew Gordon

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).